Exhibit 99.2

SUMMARY FINANCIAL AND OTHER OPERATING INFORMATION

The summary consolidated interim financial information of LATAM Airlines Group S.A (which we refer to as “LATAM,” the “Company,” the “parent” or “we”) set forth below as of June 30, 2024, and for the periods ended June 30, 2024 and 2023, has been derived from our unaudited interim consolidated financial statements for the six-month periods ended June 30, 2024 and 2023 and as of June 30, 2024, included as Exhibit 99.1 to this Form 6-K (which we refer to as the “unaudited interim consolidated financial statements”). Our unaudited interim consolidated financial statements are prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board.

The following discussion of the Company’s results of operations for the six-month periods ended June 30, 2024 and 2023 should be read in conjunction with our unaudited interim consolidated financial statements and our annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on February 22, 2024 (which we refer to as the “Form 20-F”) and, in particular, “Business Overview” and “Financial Review” in the Form 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six-Month Period Ended June 30, 2024

Net Income

For the six months ended June 30, 2024, we recorded a net profit of U.S.$405.2 million, of which U.S.$403.8 million is attributable to owners of the parent, which represents an increase in net income of U.S.$140.1 million and net income attributable to owners of the parent of U.S.$136.7 million, respectively, compared to U.S.$265.1 million of net income and U.S.$267.1 million of net income attributable to owners of the parent for the same period ended June 30, 2023. The increase in our net income for the six months ended June 30, 2024 was mainly explained by our strong performance in South America’s high season in the first quarter of 2024. Additionally, we also experienced a strong performance in the second quarter, despite it traditionally being the seasonally softest quarter of the year.

Revenue

For the six months ended June 30, 2024, total revenue increased by 15.7% relative to the same period of the prior year, reaching U.S.$6,250.5 million. This increase was driven by an increase of 17.7% in passenger revenues and a 2.3% increase in cargo revenues compared to the same period of 2023.

For the six months ended June 30, 2024, passenger revenue amounted to U.S.$5,501.1 million, a 17.7% increase compared to U.S.$4,671.9 million in passenger revenue recorded in the same period of the prior year. Our capacity increased by 16.8% compared to the same period in 2023, while revenue per available seat kilometer (“RASK”) reached U.S.$7.2 cents, reflecting an increase of 0.8% as compared with the first half of 2023. Such an increase was due to resilient passenger and corporate customer demand and ongoing recovery of international air travel demand. Yields based on revenue passenger kilometers (“RPK”) decreased by 2.4% for the six months ended June 30, 2024 compared to the same period of the prior year.

For the six months ended June 30, 2024, cargo revenue was U.S.$749.4 million, 2.3% higher than the cargo revenue recorded in the same period of the prior year. This increase is mainly explained by a 12.8% increase in capacity (measured by available ton kilometers (“ATK”)), partially offset by an 11.1% decrease in yields based on revenue ton kilometers (“RTK”) for the six months ended June 30, 2024, compared to the same period of the prior year.

Cost of Sales

For the six months ended June 30, 2024, our cost of sales increased by 13.2% compared to the same period of the prior year, to U.S.$4,740.3 million, mainly explained by the increase in passenger operations, and in particular by an increase in international operations. The following table presents the breakdown by item, followed by the corresponding explanations below:

	Six months ended June 30,
	2024	2023	2024	2023	2024-2023 % change
	(in U.S.$ million)		(as a percentage of revenue)
Revenue	6,250.5	5,404.5	100.0%	100.0%	15.7%
Cost of sales	(4,740.3)	(4,187.4)	75.8%	77.5%	13.2%
Aircraft fuel	(2,016.8)	(1,910.3)	32.3%	35.3%	5.6%
Other rentals and landing fees	(788.5)	(613.4)	12.6%	11.3%	28.5%
Wages and benefits	(648.4)	(563.4)	10.4%	10.4%	15.1%
Depreciation and amortization	(622.0)	(515.5)	10.0%	9.5%	20.7%
Aircraft maintenance	(354.1)	(290.5)	5.7%	5.4%	21.9%
Passenger services	(154.3)	(128.5)	2.5%	2.4%	20.1%
Aircraft rentals expense(a)	(2.2)	(47.2)	0.0%	0.9%	(95.3)%
Other cost of sales	(154.0)	(118.6)	2.5%	2.2%	29.8%

(a)	Aircraft rentals expense corresponds exclusively to LATAM group’s fleet power-by-the-hour (“PBH”) contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft. During 2021, the Company amended its aircraft lease contracts to include lease payments based on PBH at the beginning of the contract and fixed-rent payments in future periods. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability were recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

For the six months ended June 30, 2024, aircraft fuel expenses were U.S.$2,016.8 million, a 5.6%, or U.S.$106.5 million, increase compared to U.S.$1,910.3 million in the same period in 2023. This increase is mainly explained by a 16.8% growth in operations (as measured by ASKs) which was partially offset by a 6.8% decrease in average jet fuel price (excluding hedges). Additionally, during the six months ended June 30, 2024, we recorded a U.S.$21.8 million gain from fuel hedges compared to a U.S.$15.3 million loss recorded during the same period in 2023.

For the six months ended June 30, 2024, other rentals and landing fees totaled U.S.$788.5 million, a 28.5%, or U.S.$175.1 million, increase compared to U.S.$613.4 million in the same period in 2023, mainly due to an increase in passenger operations.

For the six months ended June 30, 2024, wages and benefits expense totaled U.S.$648.4 million, a 15.1%, or U.S.$85.0 million, increase compared to US.$563.4 million for the same period in 2023. This increase is mainly explained by higher costs of crews and airport personnel, along with a 9.6% rise in the average headcount of the group.

For the six months ended June 30, 2024, depreciation and amortization reached U.S.$622.0 million, a 20.7%, or U.S.$106.5 million, increase compared to U.S.$515.5 million in the same period in 2023, mainly explained by an increase in the number of aircraft in our fleet during this period, including newer aircraft.

For the six months ended June 30, 2024, aircraft maintenance totaled U.S.$354.1 million, a 21.9%, or U.S.$63.6 million, increase compared to U.S.$290.5 million in the same period in 2023. This increase is mainly explained by an increase in the number of aircraft in our fleet and the 16.8% growth in operations (as measured by ASKs).

For the six months ended June 30, 2024, passenger services totaled U.S.$154.3 million, a 20.1%, or U.S.$25.8 million, increase compared to U.S.$128.5 million in the same period in 2023, which is primarily explained by a 15.5% increase in the number of passengers carried during the period, mainly on international flights.

For the six months ended June 30, 2024, aircraft rentals reached U.S.$2.2 million, a 95.3%, or U.S.$45.0 million, decrease compared to U.S.$47.2 million in the same period in 2023. This decrease is mainly explained by the expiration of almost all PBH contracts for aircraft, with only a few wide-body aircraft remaining under PBH. The aircraft rentals expense line item includes costs associated with lease payments based on PBH for contracts that have been modified to that structure. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft.

For the six months ended June 30, 2024, other cost of sales reached U.S.$154.0 million, a 29.8%, or U.S.$35.4 million, increase compared to U.S.$118.6 million in the same period in 2023, principally due to higher variable costs of crew, reservation systems and sales and advertising, mainly due to an increase in operations in the period.

As a result of the above, gross margin (defined as total revenue minus cost of sales) as of June 30, 2024, totaled a gain of U.S.$1,510.2 million, compared to a gain of U.S.$1,217.1 million as of June 20, 2023.

Other Consolidated Results

For the six months ended June 30, 2024, other income totaled U.S.$100.8 million, a 30.9% increase compared to the same period in 2023. This year-over-year growth is primarily attributed to the reclassification of the income from non-airline redemptions of the LATAM Pass program, and the increase in sales of ancillary services related to the LATAM Travel business

For the six months ended June 30, 2024, distribution costs totaled U.S.$301.4 million, a 21.6%, or U.S.$53.5 million, increase compared to the same period in 2023, mainly explained by the increase in passenger traffic and sales commissions.

For the six months ended June 30, 2024, administrative expenses totaled U.S.$381.1 million, a 18.0%, or U.S.$58.0 million, increase compared to the same period in 2023, mainly due to the increase in headcount and an increase in costs associated with commissions for credit card sales. Additionally, there are higher expenses for external telemarketing and contact center services.

For the six months ended June 30, 2024, other expenses totaled U.S.$230.6 million, a 0.4%, or U.S.$1.0 million, decrease compared to the same period in 2023, in line with previous quarterly results. This line item primarily consists of expenses related to IT maintenance, fees charged by banks and various taxes.

For the six months ended June 30, 2024, other losses totaled U.S.$43.1 million, a 104.1%, or U.S.$22.0 million, increase compared to the same period in 2023, mainly as a result of higher expenses associated with labor proceedings in Argentina.

For the six months ended June 30, 2024, interest income totaled U.S.$62.5 million, a 1.0%, or U.S.$0.7 million, decrease compared to the same period in 2023, in line with previous quarterly results and cash levels. Cash and cash equivalents are mainly invested in fixed-term bank deposits.

For the six months ended June 30, 2024, interest expense totaled U.S.$380.8 million, a 13.1%, or U.S.$44.1 million, increase compared to the same period in 2023, mainly as a result of higher interest rates and the increase in the number of aircraft leases.

For the six months ended June 30, 2024, foreign exchange gains totaled U.S.$87.1 million, a 37.1%, or U.S.$23.6 million, increase compared to the same period in 2023, mainly as a result of the appreciation during the period of local currencies in the countries where we operate.

For the six months ended June 30, 2024, result of indexation units amounted to U.S.$7.8 million, a U.S.$7.0 million increase compared to the same period in 2023, principally explained by adjustments for hyperinflation primarily linked to an increase in labor contingencies in Argentina due to the cessation of our domestic operations in that jurisdiction.

For the six months ended June 30, 2024, income tax expense totaled U.S.$26.0 million, a U.S.$30.1 million increase compared to the same period in 2023, mainly as a result of higher income during the first half of 2024 and the limitation on the use of tax losses in some countries where we operate.

Liquidity and Cash Flow from Operating Activities

Additionally, by the end of the second quarter of 2024, we reported U.S.$1,853.4 million in cash and cash equivalents. In addition, as of June 30, 2024, we had U.S.$1,100 million in available and undrawn revolving credit facilities. On July 15, 2024, we announced through a material fact certain amendments to extend and upsize our revolving credit facilities. Consequently, our fully undrawn revolving credit facility lines have been increased to a total of U.S.$1,550 million and are scheduled to mature in 2029. See Note 35(c) to the unaudited interim consolidated financial statements.

During the six months ended June 30, 2024, we also registered positive net cash flow from operating activities of U.S.$1,354.8 million, compared to an inflow of U.S.$969.9 million during the same period of 2023.

As of June 30, 2024, we had consolidated fleet debt (operational leases and finance leases) of U.S.$4.4 billion, as well as non-fleet financial debt of U.S.$2.7 billion, resulting in total gross debt of U.S.$7.1 billion.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements may include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the SEC. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.